Exhibit 12

COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THE YEARS ENDED DECEMBER 31,
	2009	2008	2007	2006	2005

Earnings
Income before income taxes from continuing operations	$157	$149	$151	$139	$108
Income from equity investee	(1)	(3)	(2)	-	-
Pre-tax income from continuing operations before income from equity investee	$156	$146	$149	$139	$108

Fixed charges	56	42	61	51	38
Distributed income of equity investee	1	1	-	-	-
Allowance for funds used during construction	(1)	(2)	(1)	-	(1)
Totals earnings available for fixed charges	$212	$187	$209	$190	$145

Fixed charges
Interest and debt costs	$55	$41	$60	$50	$37
Interest component of rent	1	1	1	1	1

Total fixed charges	$56	$42	$61	$51	$38

Ratio of earnings to fixed charges	3.8	4.5	3.4	3.7	3.8

For purposes of computing these ratios, earnings means net income before:
- income from equity investee, adjusted to reflect actual distribution from equity investment; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.